FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1
Other communication, dated September 12, 2008, announcing that Banco Santander has today completed with the consortium led by the U.K. property investor Propinvest the sale of the Santander Financial City and the simultaneous lease of the same for a period of 40 years, with the Bank also reserving a purchase option right at the end of such period

Item 1
OTHER COMMUNICATIONS
Banco Santander announces that it has today completed with the consortium led by the U.K. property investor Propinvest the sale of the Santander Financial City and the simultaneous lease of the same for a period of 40 years, with the Bank also reserving a purchase option right at the end of such period.
The amount of the transaction is 1,900 million euro, as initially contemplated. The capital gains obtained by Santander from this sale are close to 600 million euro.
With this transaction, Banco Santander concludes the process involving the sale of its own buildings in Spain which commenced in 2007 within the framework of the ABN AMRO acquisition transaction. The total sales amount to 4,434 million euro, with capital gains of 1,680 million euro approximately.
Boadilla del Monte (Madrid), 12th September 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 12, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President